# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: I-MAB, CIK 0001778016
CUSIP: 44975P103
Title of class of securities: Ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 2440 Research Boulevard, Suite 400, Rockville, Maryland (MD), 20850
Date of event which requires filing of this statement: 08/05/2025
Filed by CIK 0001783937
Persons authorized to receive notices and communications: Yuan MA, 36 ROBINSON ROAD, #20-01 CITY HOUSE, Singapore, Singapore (U0), 068877, 86 21 8012 3250

## Reporting persons
- Everest Medicines Limited (CIK 0001783937): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 42,524,716; shared voting power 0; sole dispositive power 42,524,716; shared dispositive power 0; aggregate amount beneficially owned 42,524,716 (16.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value US$0.0001 per share
Name of issuer: I-MAB
Address of issuer's principal executive offices: 2440 Research Boulevard, Suite 400, Rockville, Maryland (MD), 20850

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Everest Medicines Limited (the "Reporting Person"), an exempted company with limited liability incorporated under the laws of the Cayman Islands.
Residence or business address: The principal business address of Everest Medicines Limited is 36 ROBINSON ROAD, #20-01 CITY HOUSE, SINGAPORE 068877.
Present principal occupation or employment:
Everest Medicines Limited is a public company listed on the Hong Kong Stock Exchange. Everest Medicines Limited is a biopharmaceutical company focused on discovering, developing, manufacturing and commercializing transformative pharmaceutical products and vaccines that address critical unmet medical needs for patients in Greater China and other Asian Pacific markets.

The name, busienss address, present principal occupation and citizenship of each director and executive officer of the Reporting Person are set forth in Exhibit A filed hereto, which is hereby incorporated by reference.
Criminal convictions in the last five years: During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed in Exhibit A hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed in Exhibit A hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Everest Medicines Limited is an exempted company with limited liability incorporated under the laws of the Cayman Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On August 1, 2025, Everest Medicines Limited participated in an underwritten offering by I-MAB and subscribed for 15,846,150 ADSs of I-MAB, with each 10 ADSs representing 23 ordinary shares of I-MAB, at US$1.95 per ADS. The aggregate consideration of the subscription amounted to US$30,899,992.50, which was funded by working capital of Everest Medicines Limited. The offering closed on August 5, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Person purchased the aforementioned securities for investment purposes with the aim of increasing the value of its investments and the Issuer. Subject to applicable legal requirements, the Reporting Person may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Person's ownership of the Issuer's securities, other opportunities available to the Reporting Person, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Person may dispose of all or a portion of their securities of the Issuer at any time. The Reporting Person reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, the Reporting Person does not have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934 (the "Act"). However, the Reporting Person reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the ordinary shares to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Person also retains the right to change their investment intent at any time, to acquire additional ordinary shares or other securities of the Issuer from time to time, or to sell, distribute or otherwise dispose of all or part of the ordinary shares beneficially owned by it in any manner permitted by law (including pursuant to a sale or distribution plan adopted pursuant to Rule 10b5-1 under the Act). The Reporting Person may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Everest Medicines Limited holds 15,846,150 ADSs and 6,078,571 ordinary shares of I-MAB. The percentage of the class of securities identified putsuant to Item 1 beneficially owned by the Reporting Person is based on a total of 264,485,455 ordinary shares issued and outstanding immediately after the referenced underwritten offering, as described in the prospectus supplement dated August 1, 2025 filed by I-MAB with the SEC on August 4, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Everest Medicines Limited has sole voting and dispositive power over 15,846,150 ADSs and 6,078,571 ordinary shares.
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed in Exhibit A hereto, has effected any transactions in the securities of the Issuer during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: Schedule of Directors and Executive Officers

## Signatures
- Everest Medicines Limited: /s/ Ian Ying WOO, Ian Ying WOO, CFO&President (08/05/2025)